Exhibit 21.1

Subsidiaries of the Registrant

Place of Incorporation
Subsidiaries

Giganology (Shenzhen) Co. Ltd.	PRC

Xunlei Network Technologies Limited	British Virgin Islands

Xunlei Network Technologies Limited	Hong Kong

Xunlei Computer (Shenzhen) Co., Ltd.	PRC

Variable Interest Entity

Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC